FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

November 9, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 9, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer announces the results of the 2006 soil sampling program at its West Tanana Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer provides the results of the 2006 soil sampling campaign at its West Tanana Project.  Geochemistry outlines an area of significantly anomalous gold and associated pathfinder elements in excess of one kilometre in diameter.  The soil results are spatially related to high-grade gold mineralization in historic trenching, and are considered highly encouraging and warrant aggressive drill testing in the 2007 field season.  The gold anomaly remains open to the southwest and north beyond the extent of the current grid.  The Issuer holds its interest in West Tanana by way of a mining exploration agreement with option to lease from Doyon, Limited, an Alaska Native Regional Corporation (See news release NR06-05).

Project Background

Located in the highly prospective Tintina Gold Belt, some 250 kilometres west of Fairbanks, the West Tanana project is prospective for bulk tonnage, high-grade gold mineralization in flat-lying structures similar to the Pogo Deposit.  The project area has been historically mined for placer gold (unknown production).  The property was partially explored in the 1990’s using geochemistry and limited trenching but was never drill tested.  Rock sampling from this initial work returned several gold values in excess of 5 g/t with a high of 17.6 g/t Au over 0.5m.  This bedrock mineralization has only been exposed at one location at West Tanana due to its limited exploration history and extensive cover.  In the summer of 2006 the Issuer collected 480 new soil samples, the data from which have significantly increased the size and intensity of the bulk tonnage gold target.

The geologic setting on the West Tanana property is similar to that in the Goodpaster District which hosts the Pogo deposit and the Issuer’s new LMS discovery (See news release NR06-08).  In detail, the target is underlain by a thick sequence of metamorphic rocks which have been intruded by a batholith to the north equivalent in age to the main stage Tintina gold event (~100Ma).  The area is bounded to the south by the Kaltag Fault zone, a major terrane bounding structure.

West Tanana Geochemical Results

The West Tanana soil sampling program has highlighted an area of strong gold mineralization, roughly one kilometre in diameter, confirming the historic data provided to the Issuer from the Doyon, Limited proprietary database (Figure 1).  Within this zone there appear to be a series of north-northeast trending structures which host the gold mineralization.  The anomaly is still open to the southwest and north beyond the extent of the current sampling grid.

Analysis of the multi-element data from the soil survey indicates a multistage geochemical association with gold primarily associated with gold-arsenic-tellurium.  The presence of bismuth, tellurium and gold together with low antimony suggests that the mineralization could be related to a proximal magmatic hydrothermal system.  Trench TR-10-02-01, approximately 200 metres northwest of the historical placer mine (Figure 1), exposed northeast trending, flat lying high-grade quartz veins dipping to the northwest.  Other gold mineralized rocks have been found in float and in trench TR-09-28-03 along the schist-quartzite contact shown in Figure 1.

Figure : West Tanana gold in soils from 2006 survey.

Table

Historical Trench & Rock Results (Au>5g/t)

Sample	Location	Gold (ppm)	Silver (ppm)	Arsenic (ppm)	Bismuth (ppm)	Tellurium (ppm)	Copper (ppm)	Lead (ppm)	Zinc (ppm)	Antimony (ppm)
917586	TR-10-02-01	17.6	11.8	10000	96	3.95	11	716	102	30
917584	TR-10-02-01	8.3	0.2	10000	14	1.15	9	132	142	35
917585	TR-10-02-01	5.7	1	10000	26	1.4	19	142	110	15
917238	TR-09-28-03	5.7	-0.2	850	2	-0.05	9	6	30	-2
70010	Float	12.0	5.6	374	-2		35	2	14	-2
917524	Float	9.3	-0.2	-5	6		5	-2	10	-2

Based on these results, for the 2007 work program the Issuer is planning on drilling a series of core holes to test both the anomaly adjacent to Monday Creek and the mineralization along the schist-quartzite contact to the west of Monday Creek.  In addition to the drilling program, aggressive district scale exploration will continue to evaluate a number of other highly anomalous areas within this large gold endowed system.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Dr. Cruise is the Vice President-Exploration of Cardero Resource Corp.  Cardero recently acquired a 13.3% equity position in the Issuer.  In addition, Dr. Cruise holds shares and warrants of the Issuer.

The work program at the West Tanana project was designed and is supervised by Dr. Russell Myers, Vice President of Exploration for Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the exploration programs on the Issuer’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (604) 683-6332

Item 9.	Date of Report

Dated at Vancouver, B.C. this 14th day of November, 2006.